Exhibit 99.23

BRIDGEPORT VENTURES INC.

PROXY FOR USE AT THE
ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 28, 2011

     The undersigned, being a shareholder of BRIDGEPORT VENTURES INC. (the "Corporation") hereby appoints, Shastri Ramnath, President and Chief Executive Officer or failing her, Carmelo Marrelli, Chief Financial Officer or instead of either of them, ____________as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual meeting of the shareholders of the Corporation to be held on September 28, 2011 (the “Meeting”) and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as follows:

1.      To Vote For ____ or Withhold From Voting ____ in respect of the election of the directors as nominated by management of the Corporation as set forth in the Management Information Circular of the Corporation dated as of August 22, 2011 (the “Circular”).

2.      To Vote For ____ or Withhold From Voting ____ in respect of the appointment of McGovern Hurley Cunningham LLP, as auditor of the Corporation and to authorize the board of directors to fix its remuneration.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by the Corporation’s transfer agent, Valiant Trust Company, Suite 710, 130 King St West, Toronto, Ontario M5X 1A9, Fax: 416-360-1646 not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this ________ day of ________ , 2011.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

(See Reverse)

NOTES:

1. THIS PROXY IS SOLICTED BY MANAGEMENT OF THE CORPORATION.

2. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy or such other matters which may properly come before the Meeting.

3. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

4. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

5. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

6. If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the said Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.